Announcement








                  CompanyStandard Life Investments
                  TIDM
                  HeadlineRule 8 - Oxford Glycosciences
                  Released09:43 5 Feb 2003
                  Number0773H






FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

      05 Feb 2003


DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

      04 Feb 2003


Dealing in (name of company)

      Oxford Glycoscience


1. Class of securities (eg ordinary shares)

      Ord GBP 0.05


2.

      Amount boughtAmount soldPrice per unit
      528 GBP 1.7041000





3. Resultant total of the same class owned or controlled (and percentage of class)

      1,595,5492.86 %


4. Party making disclosure

      Standard Life Investments




5. EITHER (a) Name of purchaser / vendor (Note 1)




OR (b) if dealing for discretionary client(s), name of fund management organisation

      Standard Life Investments


6. Reason for disclosure (Note 2)




(a) associate of

(i)  offeror (Note 3)

 NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)




If category (8), explain




(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above




(Also print name of signatory)

      Graeme Brogan


Telephone and Extension number

      0131 245 6826





END